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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _2_ )*

                               PERCEPTRON INC.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   713-61F-100
                                -----------------
                                 (CUSIP Number)

                                 RICHARD BARONE
                                 ANCORA CAPITAL
                              ONE CHAGRIN HIGHLANDS
                           2000 AUBURN DRIVE, SUITE 420
                              CLEVELAND, OHIO 44122
                                 (216) 825-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                NOVEMBER 26, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |___|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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CUSIP NO. 713-61F-100
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1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard A. Barone / SS # ###-##-####
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
00
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) |_|
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
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                  7    SOLE VOTING POWER
NUMBER OF                      0
SHARES
BENEFICIALLY       ------------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH                           0
REPORTING          ------------------------------------------------------------
PERSON            9    SOLE DISPOSITIVE POWER
WITH                           0
                   ------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         232,600
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         232,600
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
               |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.84 %
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14     TYPE OF REPORTING PERSON*
               IN
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   *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
                            Amendment to Schedule 13D

Item 1.           Security and Issuer

     This Statement relates to the shares of Common Stock (the "Shares") of Perceptron Inc. The address of Issuer's principal officers is 47827 Halyard Drive, Plymouth, MI 48170-2461.

Item 2.           Identity and Background

     THE PURPOSE OF THIS FILING IS ONLY TO REALIGN AND RESTATE THE PREVIOUS HOLDINGS IN PERCEPTRON INC. TO THE ENTITIES DESCRIBED HEREIN BASED ON THE EVENTS WHICH HAVE TRANSPIRED SINCE THE LAST FILING.

     On October 3, 2000, Resource Management ("RMI"), Inc. d.b.a. Maxus Investment Group ("MIG"), executed an Agreement and Plan of Merger with Fifth Third Bankcorp ("FTB"), pursuant to which FTB acquired all of the stock of RMI by means of a merger of RMI with and into FTB. MIG was a financial services corporation which owned all of the outstanding shares of Gelfand Maxus Asset Management Inc., an entity incorporated under the laws of the State of Ohio (hereinafter "GMAM"), Maxus Asset Management, an entity incorporated under the laws of the State of Ohio (hereinafter "MAM"), and Maxus Securities Corporation, an entity incorporated under the laws of the State of Ohio (hereinafter "MSC"). GMAM and MAM were registered investment advisors having the power to dispose of the Shares owned by the investment clients for which they acted as advisors. MSC was a broker-dealer. MAM acted as the investment adviser to and manager for Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund, and Maxus Aggressive Value Fund pursuant to an Investment Advisory and Administration Agreement.

     FTB, an Ohio corporation, is a registered financial holding company and a bank holding company. FTB provides a diversified range of banking and nonbanking services and products. FTB's principal office is located in Cincinnati, Ohio and its common stock is traded in the over-the-counter market through The Nasdaq National Market under the symbol "FITB."

     Richard A. Barone, an individual (hereinafter "Mr. Barone") was a director of GMAM; the controlling shareholder of MIG; principally employed as CEO of MIG, MAM, and MSC; Chairman of Maxus Income Fund, Maxus Equity Fund, Maxus Laureate Fund, Maxus Ohio Heartland Fund, and Maxus Aggressive Value Fund, all of which are registered under the Investment Company Act of 1940. On November 30, 2000, Resource Management sold its stock investment in BD Holdings Inc, an entity incorporated under the laws of the State of Nevada (hereinafter "BDH"), to Mr. Barone. BDH is a broker-dealer that operates a correspondence business which executes marketable security transactions on behalf of other broker-dealers and serves as broker to a limited number of individual and institutional clients.

     The Agreement and Plan of Merger between FTB and RMI closed on January 2, 2001. Upon the closing of the Transaction, MAM became a wholly-owned subsidiary of FTB. MAM has recently changed its name to Fifth Third Investment Advisors (hereinafter "FTIA"). Mr. Barone no longer has an official title or responsibility at FTIA except as portfolio manager. A majority of the outstanding voting shareholders of the Maxus Income Fund, Maxus Equity Fund, and Maxus Aggressive Value Fund approved a New Investment Advisory Agreements with FTIA in which Mr. Barone was retained as the portfolio manager of the fund. Shareholders of the Maxus Equity Fund, Maxus Aggressive Value Fund, and Maxus Income Fund have been merged into the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund, respectively.

     As a result of the items described above, this Amendment Statement is filed on behalf of all persons and entities and participants of Mr. Barone, an individual. The aforementioned person and entities are collectively referred to herein as the "Filing Persons". The business address of the aforementioned persons and entities is One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

     The Filing Persons each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder. However, because of the relationships between and among the Filing Persons described herein, they determined to make this filing.

     Ancora Capital is a business name whereby businesses and individuals at the address indicated above are operating. Ancora Capital is not a legal entity and is not associated with FTIA or FTB. Rather, Mr.Barone and BDH are doing business under the organization name of Ancora Capital. Mr. Barone is the controlling shareholder of BDH; an individual investor; portfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund, all of which are registered under the Investment Company Act of 1940; and portfolio manager of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors.

Item 3.           Source and Amount of Funds or Other Consideration

     BDH owns no Shares directly but BDH may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) 0 Shares purchased by BDH for the account of its investment clients. BDH disclaims beneficial ownership of such Shares.

Item 4.           Purpose of Transaction

     The Filing Persons acquired Shares to establish investment positions in the Issuer. Subject to market and business conditions and other factors, the Filing Persons may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

Item 5.           Interest in Securities of the Issuer

     Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of November 26, 2001, and the percentage of the Shares outstanding represented by such ownership (based on 8,185,439 shares outstanding):

Name:                              No. of Shares         Percent of Class

B/D Holdings Inc.(1)                       0                   0.00 %

Richard Barone(2)                          0                   0.00 %

Fifth Third Mutual                   100,000                   1.22 %
Funds(3)

Fifth Third Managed                  132,600                   1.62 %
Accounts(4)

Total(5)                             232,600                   2.84 %

(1) These Shares are owned by investment clients of BDH who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. BDH disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at BDH.

(3) Mr. Barone owns no shares directly but, by virtue of his positions as Portfolio Manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund, all of which are registered under the Investment Company Act of 1940, he may be deemed to beneficially own 100,000 shares. Mr. Barone disclaims beneficial ownership of all such Shares.

(4) Mr. Barone owns no shares directly but, by virtue of his positions as portfolio manager of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors, he may be deemed to beneficially own 132,600 shares. Mr. Barone disclaims beneficial ownership of all such Shares.

(5) Mr. Barone owns no shares directly but, by virtue of his position as the controlling shareholder of BDH; an individual investor; portfolio manager of the Fifth Third (Maxus) Multi Cap Value Fund, Fifth Third (Maxus) Micro Cap Value Fund, and the Fifth Third (Maxus) Strategic Income Fund; and portfolio manager of Fifth Third Investment Advisors for privately managed client accounts managed by Fifth Third Investment Advisors, he may be deemed to beneficially own 232,600 Shares. Mr. Barone disclaims beneficial ownership of all such shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Statement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the Filing Persons or between any of the Filing Persons and any other person, with respect to any Shares.

Item 7.           Material to be Filed as Exhibits

None.

                                   Signatures


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                    Richard Barone

Date: 11/29/2001    by: /s/ Richard A. Barone
                    Richard A. Barone




1 Each individual listed above is a United States citizen.

2 The business address of the Filing Persons are as follows:  Richard A. Barone:
One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.